Exhibit 99.4

News Release

THERATECHNOLOGIES ANNOUNCES FINANCIAL RESULTS

FOR FISCAL YEAR 2017

Montreal, Canada – February 7, 2018 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced its financial results for the year ended November 30, 2017.

Fiscal Year 2017 Financial Highlights

•	Record revenue from net sales of $42.8 million, up 16% from previous year
•	In U.S. dollars, Q4 net sales up 28 percent
•	Large investments made towards the anticipated launch of Trogarzo™ (ibalizumab) resulting in Adjusted EBITDA of minus $6.9 million[1]
•	Solid cash position of $32.9 million

“We recorded another year of strong growth in terms of net sales of EGRIFTA® which is in part due to our decision to expand our sales force in preparation for the anticipated launch of Trogarzo™ in the United States. These and other investments made in 2017 should have even more impact once patients can have access to Trogarzo™ in the U.S. We are proud of what has been accomplished so far and we are looking forward to what lies ahead for the Company and what it means for its future,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

Fiscal Year 2017 Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and audited consolidated financial statements for the twelve-month period ended November 30, 2017, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A and the audited consolidated financial statements can be found at www.sedar.com and www.theratech.com. Unless specified otherwise, all amounts in this press release are in Canadian dollars and all capitalized terms have the meaning ascribed thereto in our MD&A. As used herein, EGRIFTA® refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTA® is our trademark.

For the 12-month period ended November 30, 2017

Consolidated revenue for the twelve months ended November 30, 2017 was $42,864,000, compared to $37,072,000 in Fiscal 2016.

Revenue generated from net sales increased by 16% in 2017, due to higher unit volumes and prices partially offset by exchange rate fluctuations and a lower average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

[1]	See “Non-IFRS Financial Measures” below

For the twelve months ended November 30, 2017, the cost of sales was $10,273,000 compared to $6,658,000 in Fiscal 2016. Included in these amounts was cost of goods sold of $4,991,000 in Fiscal 2017 compared to $4,314,000 in Fiscal 2016. The increase in cost of goods sold was due to the higher sales in the 2017.

Cost of sales in Fiscal 2017 includes $3,986,000 of royalties compared to $2,430,000 in Fiscal 2016. Royalties became payable on EGRIFTA® sales starting January 1, 2016 under the terms of our agreement with EMD Serono, Inc. The royalty percentage varies according to sales levels (see “Contractual Obligations – EMD Serono Termination Agreement” below). The increase in royalties for the year is due to the higher level of sales in 2017 and a higher blended royalty rate compared to 2016.

In Fiscal 2017, the cost of sales also included other production-related costs of $1,296,000, which was principally due to the write-down of inventories as a result of losses incurred during conversion of raw materials to finished goods and losses associated with expired goods. In Fiscal 2016, there was a recovery of unallocated production costs in the amount of $86,000.

Research & Development expenses, net of tax credits, amounted to $11,856,000 in the twelve months ended November 30, 2017 compared to $6,955,000 in Fiscal 2016. The higher expenses in 2017 include additional staff members in our medical science liaison and field medical education teams, whose role is to increase awareness about excess abdominal fat in HIV-infected patients with lipodystrophy and about MDR HIV-1. Other initiatives that led to higher costs in 2017 included: increased participation in symposiums, regulatory consulting for ibalizumab in Europe and development of the new F4 formulation of EGRIFTA®.

R&D expenses also include costs associated with our two Phase 4 clinical trials, which amounted to $2,427,000 in Fiscal 2017 compared to $2,341,000 in Fiscal 2016. Other components of R&D expenses are regulatory affairs and quality assurance activities.

Selling and market development expenses amounted to $26,017,000 for the twelve months ended November 30, 2017, compared to $14,658,000 in Fiscal 2016.

The year-over-year increase generally reflects the growth in our business and intensified marketing efforts. In particular, Fiscal 2017 includes the cost associated with the expansion of our U.S. sales team in order to prepare for the potential launch of ibalizumab and to cover additional territories for both EGRIFTA® and ibalizumab in the United States. We also added staff to our managed markets and call-center groups in 2017. Other projects that contributed to the year-over-year increase included the preparatory work on branded and unbranded ibalizumab campaigns and the development of a pricing strategy for ibalizumab in the United States.

Selling and market development expenses include the amortization of the intangible asset value established for the EGRIFTA® commercialization rights. This amortization expense amounted to $1,968,000 in Fiscal 2017 compared to $2,007,000 in Fiscal 2016.

General and administrative expenses amounted to $5,816,000 in the twelve months ended November 30, 2017, compared to $4,863,000 in Fiscal 2016. The increase in general and administrative expenses in 2017 is essentially attributable to the growth and development of our business.

Finance income, consisting of interest income, for the twelve months ended November 30, 2017 was $338,000 compared to $104,000 in Fiscal 2016, reflecting higher cash balances in 2017.

Finance costs for the twelve months ended November 30, 2017 were $7,690,000 compared to $2,993,000 in Fiscal 2016. Finance costs in Fiscal 2017 reflect a loss of $6,654,000 related to the fair value of warrant liability compared to a loss of $1,046,000 in Fiscal 2016. Accretion expense on the long-term obligation was $1,371,000 in 2017 compared to $1,930,000 in Fiscal 2016, reflecting the lower average balance outstanding during the year.

Adjusted EBITDA was $(6,947,000) in the twelve months ended November 30, 2017 compared to $6,573,000 in Fiscal 2016. As noted above, a decrease in cash generated was planned and was principally due to the major expansion of our U.S. sales and marketing organization, added staffing in our medical science liaison and field medical education teams, as well as other expenses related to ibalizumab in the United States and Europe. See “Non-IFRS Financial Measures” below.

Taking into account the revenue and expense variations described above, most notably the $6,654,000 non-cash loss on the fair value of outstanding warrants and the planned investments in R&D and Selling and market development, we recorded a net loss of $18,450,000 or $0.25 per share in the twelve months ended November 30, 2017 compared to a net profit of $410,000 or $0.01 per share ($0.01 per share on a diluted basis) in Fiscal 2016.

Fourth Quarter 2017 Financial Results

Consolidated revenue for the three months ended November 30, 2017 amounted to $12,596,000 compared to $10,377,000 for the comparable period of 2016.

Revenue generated from net sales for the three months ended November 30, 2017 was $12,595,000 compared to $10,376,000 in the comparable period of Fiscal 2016, an increase of 21%, due to higher unit volumes and prices. In USD, the increase in revenue was 28%.

The cost of sales for the three months ended November 30, 2017 was $3,523,000 compared to $1,978,000 in the comparable period of Fiscal 2016. Cost of sales in the fourth quarter of Fiscal 2017 reflected the higher sales volume and included $1,106,000 of royalty expense compared to royalties of $757,000 in the comparable period of 2016. The cost of sales in 2017 also included other production-related costs of $1,024,000, which was principally due to the write-down of inventories as a result of losses incurred during conversion of raw materials to finished goods and losses associated with expired goods.

Research & Development expenses, net of tax credits, amounted to $3,094,000 in the three months ended November 30, 2017 compared to $1,158,000 in the comparable period of Fiscal 2016. As described above, the higher expenses in 2017 included: additional staff members in our medical science liaison and field medical education teams, increased participation in symposiums, regulatory consulting for ibalizumab in Europe, and development of the new F4 formulation of EGRIFTA®. The costs associated with our two Phase 4 clinical trials amounted to $843,000 in the three months ended November 30, 2017, compared to $310,000 in the comparable period of Fiscal 2016.

Selling and market development expenses amounted to $7,985,000 for the three months ended November 30, 2017, compared to $3,762,000 for the comparable period of Fiscal 2016. The higher expenses in 2017 were largely due to the planned increase in selling and market development activities as described above. Principally among these were: the expansion of our U.S. sales team in order to prepare for the potential launch of ibalizumab and to cover additional territories, added staff in our medical science liaison, managed markets and call-center groups, preparatory work on branded and unbranded ibalizumab campaigns, the development of a U.S. pricing strategy for ibalizumab and marketing plans for ibalizumab in Europe.

Selling and market development expenses also include the amortization of the intangible asset value established for the EGRIFTA® commercialization rights. This amortization expense amounted to $474,000 in the three months ended November 30, 2017 compared to $501,000 in the comparable period of Fiscal 2016.

General and administrative expenses amounted to $1,591,000 in the three months ended November 30, 2017 compared to $1,385,000 in the comparable period of Fiscal 2016.

The net loss from operating activities for the three months ended November 30, 2017 was $3,597,000 compared to a net profit from operating activities of $2,094,000 in the comparable period of Fiscal 2016.

Finance income, consisting of interest income, for the three months ended November 30, 2017 was $94,000 compared to $24,000 in the comparable period of Fiscal 2016, reflecting higher cash balances in 2017.

Finance costs for the three months ended November 30, 2017 were $713,000 compared to $1,306,000 in the comparable period of Fiscal 2016. Finance costs in Fiscal 2016 reflect a loss of $805,000 on the change in fair value of the warrant liability.

Adjusted EBITDA was $(1,887,000) in the three months ended November 30, 2017 compared to $2,812,000 in the comparable period of Fiscal 2016. The fourth quarter decrease in Adjusted EBITDA in Fiscal 2017 was principally due to the previously described expansion of our U.S. sales and marketing organization, added staffing in our medical science liaison and field medical education teams, as well as other expenses related to ibalizumab in the United States and Europe. See “Non-IFRS Financial Measures” below.

Taking into account the revenue and expense variations described above, we recorded a net loss of $4,216,000 or $0.06 per share in the three months ended November 30, 2017 compared to a net profit of $173,000, or $0.00 per share, in the comparable period of Fiscal 2016.

In the three months ended November 30, 2017, operating activities generated $1,958,000 of cash, compared to $2,688,000 in the comparable period of Fiscal 2016. Non-cash expenses were higher in Fiscal 2016, principally due to the increase in finance costs described above. However, changes in operating assets and liabilities contributed $4,630,000 to cash flow in Fiscal 2017 compared to $446,000 in the prior year period. The most significant variation was an increase of $5,080,000 in Accounts payable and accrued liabilities, which was reflective of the higher expenses incurred in the ordinary course of our business in Fiscal 2017.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for stock option plan and write down of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the company’s shares. In addition, other items that do not impact core operating performance of the company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA

(in thousands of Canadian dollars)

	Three-month periods ended November 30,		Year ended November 30,
	2017	2016	2017	2016	2015
	$	$	$	$	$
Net profit (loss)	(4,216)	173	(18,450)	410	1,571

Add (deduct):
Depreciation and amortization	480	587	1,992	2,108	1,917
Finance costs	713	1,306	7,690	2,993	2,294
Finance income	(94)	(24)	(338)	(104)	(289)
Share-based compensation for stock option plan	194	131	1,015	563	148
Income tax expenses	0	639	0	639	569
Writedown of inventories	1,036	0	1,144	(36)	229

Adjusted EBITDA	(1,887)	2,812	(6,947)	6,573	6,439

Conference Call Details

A conference call will be held today at 8:30 a.m. (ET) to discuss the results. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be accessible via webcast at http://www.gowebcasting.com/9143. Audio replay of the conference call will be available two hours after the call’s completion until February 21, 2017, by dialling 1-800-585-8367 (North America) or 1-416-621-4642 (International) and by entering the playback code 7274308.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs to promote healthy living and an improved quality of life among HIV patients. Further information about Theratechnologies is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”,

“would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding our anticipated revenue for EGRIFTA®, the approval of ibalizumab by the FDA and the launch of ibalizumab.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: sales of EGRIFTA® will continue to grow, the FDA will not issue any order or decision negatively affecting the commercialization of EGRIFTA® in the United States, the FDA will approve ibalizumab, ibalizumab will be accepted by both patients and physicians (if approved) and our commercial infrastructure will be adequate to commercialize ibalizumab in the United States (if approved).

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. Some of those risks include a decrease in sales of EGRIFTA® during the 2018 fiscal year, a recall of EGRIFTA®, the issuance of an order or decision by the FDA negatively affecting the commercialization of EGRIFTA®, the non-approval of ibalizumab by the FDA and, even if approved, our incapacity to successfully launch ibalizumab.

We refer potential investors to the “Risk Factors” section of our Annual Information Form dated February 6, 2018 for additional risks and uncertainties regarding our business. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800 ext. 236